Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

TSX: ELD NYSE: EGO ASX: EAU

Tel: 604.687.4018 • Fax: 604.687.4026
Toll free: 1.888.353.8166
E-mail: info@eldoradogold.com

eldoradogold

Consent of Richard Miller
Manager, Mine Engineering
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation,

I hereby consent to the incorporation by reference in this annual report on Form F-40 of March 30, 2011 for the year ended December 31, 2010, of the description of the reports titled "Technical Report for the Kisladag Gold Mine, Turkey" dated January 28, 2010, "Technical Report, Perama Hill Project, Thrace, Greece" dated January 28, 2010 (the "Technical Reports"), and the description of certain mineral reserves of the Tanjianshan Mine, Kisladag Mine, Jinfeng Mine (open pit) and Perama Hill Project and of extracts from or a summary of the Technical Reports and other information pertaining to the Tanjianshan Mine, the Kisladag Mine, the Jinfeng Mine and the Perama Hill Project and to the use of my name in this annual report as a named expert.

Dated as of this 30th day of March 2011

Richard Miller, P. Eng.